                                                                     Exhibit 4.3

                             FIRST AMENDMENT TO THE
                    SUPERIOR CONSULTANT HOLDINGS CORPORATION
                            LONG-TERM INCENTIVE PLAN


         The Superior Consultant Holdings Corporation Long-Term Incentive Plan (the "PLAN") is hereby amended, effective December 1, 1997, as follows:

         1. The aggregate number of Shares as to which Awards may be granted pursuant to Article III of the Plan shall be increased from 900,000 to 2,400,000.

         2. Article VIII ("Formula Options") of the Plan, shall be amended to read as follows:

                  A. Each Non-Employee Board Member shall be granted automatically a Formula Option to purchase five thousand (5,000) Shares upon his or her initial election and qualification as a Non-Employee Board Member; and, thereafter, shall be granted automatically a Formula Option to purchase five thousand (5,000) Shares upon each anniversary of such Non-Employee Board Member's election, provided such person remains an incumbent Non-Employee Board Member on such anniversary date.

                  B. The purchase price of the Shares subject to the Formula Option shall be equal to one hundred percent (100%) of the Fair Market Value as of the date of grant.

                  C. Of the five thousand (5,000) Shares subject to each Formula Option granted to a Non-Employee Board Member, three thousand (3,000) Shares shall be fully exercisable upon grant in accordance with the terms of this Plan. The remaining option to purchase two thousand (2,000) Shares will become fully exercisable on the first anniversary of the date of grant, provided that the Non-Employee Board Member shall have attended all regularly scheduled meetings of the Board and shall have participated in not less than eighty percent (80%) of all Board conference calls scheduled on notice of not less than forty-eight (48) hours. Failure to satisfy such Board attendance and participation criteria shall result in the lapse of the option to purchase the remaining two thousand (2,000) Shares as of the first anniversary of the date of grant. If a Non-Employee Board Member shall cease to be a director of the Company because of death or disability, all Shares for which Formula Options have been granted and which have not otherwise lapsed hereunder, shall be exercisable in accordance with Paragraphs G and H of Article VII. If a Non-Employee Board Member ceases to be a director of the Company for any reason other than death or disability, his or her right to exercise the Formula Option, and the timing of such exercise, shall be governed by the applicable provisions of Paragraph F of Article VII.

                  D. Formula Options shall be evidenced by an Award Agreement which shall conform to the requirements of the Plan, and may contain such other provisions not inconsistent therewith, as the Committee shall deem advisable. The provisions of Article VII governing Nonstatutory Options, and the exercise and issuance thereof, shall apply to Formula Options to the extent such provisions are not inconsistent with this Article VIII.